Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS
FINANCIAL SERVICES FRAMEWORK AGREEMENT
AND

(2) NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee

and the Shareholders

A notice convening the EGM to be held at 2:30 p.m., Friday, 16 December 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

1 November 2016

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“available tonne kilometers” or	the tones of capacity available for the transportation of revenue

“ATKs”	load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

“CBRC”	China Banking Regulatory Commission

“CIRC”	China Insurance Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Cooperation Framework Agreement”	the insurance business platform cooperation framework agreement entered into between the Company and the Finance Company dated 19 November 2015

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAHC Group”	CSAHC and its subsidiaries

“Directors”	directors of the Company

“EGM”	an first extraordinary general meeting of 2016 of the Company to be convened at 2:30 p.m., Friday, 16 December 2016

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Framework Agreement”	the financial services framework agreement dated 29 August 2016 entered into between the Parties

“Group”	the Company and its subsidiaries

DEFINITIONS

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Shareholders with respect to the Financial Services Framework Agreement and the Caps

“Independent Financial Adviser” or “Challenge Capital”	Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the independent Shareholders in respect of the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement

“Latest Practicable Date”	27 October 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Previous Financial Services Framework Agreement”	the previous financial services framework agreement dated 8 November 2013 entered into between the Parties

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	collectively, the H Shares and A Shares

DEFINITIONS

“Shareholder(s)”	shareholder(s) of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Luogang District
Yang Li Hua	Guangzhou
PRC 510530
Executive Directors:
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

1 November 2016

To the Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS
FINANCIAL SERVICES FRAMEWORK AGREEMENT
AND

(2) NOTICE OF EGM

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the announcements of the Company dated 29 August 2016 in relation to the Financial Services Framework Agreement. The purpose of this circular is, among other things, to provide you with more information in relation to the Financial Services Framework Agreement and the Caps, to enable you to make an informed decision on whether to vote for or against the resolution at the EGM.

2.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

(1)	FINANCIAL SERVICES FRAMEWORK AGREEMENT

Date

29 August 2016 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject Matter

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate rules prescribed by the PBOC from time to time for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

LETTER FROM THE BOARD

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than the interest rate rules prescribed by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower).

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by CBRC to be operated by the Finance Company by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such the PBOC or the CBRC or CIRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

LETTER FROM THE BOARD

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Parties. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the annual fees payable by the Group to the Finance Company will not exceed RMB5 million during the term of the Financial Services Framework Agreement.

(b)	Insurance Business Platform Services Provided by the Group to the Finance Company

In relation to the insurance business platform services arrangements under the Financial Services Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorize Finance Company to use the various platforms of the Group including electronic platforms (such as B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company) and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance.

The Company as the platform service provider, shall be responsible for providing the platforms and assisting the sale of various insurances. The Finance Company (the only entity within the CSAHC Group holding the comprehensive insurance agent qualification which was approved by both CBRC and CIRC) as the insurance sales agent, shall be responsible for the sale of various insurance through the said various platforms of the Company. The Finance Company will pay the service fees to the Group according to the sales volume of the different types of insurances conducted through the various channels.

LETTER FROM THE BOARD

For the sale of insurance policies through the Group’s ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the following different kinds of insurance policies:

Types and ways of
insurance policies to be
sold	Fee scale	Fee determination basis

sold through its electronic platforms	RMB5 or RMB7/policy, representing 25% of the insurance premium	No comparative market charging standard due to the specific nature of such transaction sold through the ground service counter channels

• Domestic baggage insurance policy	RMB2.37 or RMB2.67/ policy, representing 26.7% of the insurance premium	determined by the relevant rental cost for ground service counters plus a fixed profit of 30% (covering the relevant tax and other management expenses)

• International baggage insurance policy	RMB13.34/policy, representing 26.7% of the insurance premium

• Aviation passenger accident insurance policy sold in Guangzhou	RMB9 (for domestic product) or RMB30 (for international product)/policy, representing 30% of the insurance premium	determined by the basic fixed fee of RMB5 or RMB7 charged by the Group for the sale of similar insurance policy through electronic platforms plus the increased ratios taking into account the counter rental cost and the cost of human resources

• Aviation passenger accident insurance policy sold in Guangdong province (except Guangzhou) and other provinces	RMB8/policy, representing 40% of the insurance premium

The pricing model has been agreed on an arm’s length basis by the Company and the Finance Company with reference to the determination basis as set out in the table above. If the premium of the insurance products have changes, the services fee for each policy may subject to further changes according to the fixed ratio.

Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of 3 years, commencing from 1 January 2017 to 31 December 2019.

LETTER FROM THE BOARD

Proposed Annual Cap

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB8 billion on any given day.

The Cap of RMB8 billion is determined principally by reference to:

(1)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2015 and 30 June 2016 were RMB4,560 million and RMB6,151 million (unaudited);

(2)	the revised cap of RMB8 billion provided for the Provision of Deposit Services under the agreement dated 4 May 2015 supplemental to the Previous Financial Services Agreement (details of which are provided in the announcements of the Company dated 8 November 2013 and 4 May 2015);

(3)	the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2015 and the six months ended 30 June 2016 (as provided below); and

(4)	the expectation that the bank and cash balance of the Group shall not have any substantial changes under a stable operating environment of the Group, so the maximum daily amount of the deposits placed with the Finance Company shall maintain at a cap of RMB8 billion.

(b)	Insurance Business Platform Services Provided by the Group to the Finance Company

The annual caps in relation to the service fees to be charged by the Group for the integrated insurance business platform services arrangement under the Financial Services Framework Agreement as follows:

	For the financial year ending 31 December
	2017	2018	2019
	RMB (million)	RMB (million)	RMB (million)

Caps	68.60	79.35	91.67

LETTER FROM THE BOARD

The proposed annual caps for the insurance business platform services arrangement under the Financial Services Framework Agreement are determined with reference to:

(1)	the historical figures of the relevant transactions (as provided below);

(2)	the original annual caps as disclosed in the announcement of the Company dated 19 November 2015 (RMB40 million (2015) and RMB60 million (2016));

(3)	the expected increase of insurance business sold through the ground service counter channels in the provinces and regions other than Guangdong province which the current insurance business platform services mainly provide at; and

(4)	the expected increase in demand for the various insurances based on the approximately 15% growth of the sales of the various insurance policies to be sold through the electronic platforms and ground service counter platform of the Company for the each of financial years ending 31 December 2019.

Historical figures

(a)	Financial Services Provided by the Finance Company to the Group

The original annual caps the Previous Financial Services Framework Agreement and its supplemental agreement were as follows:

	For the financial year ended/ending 31 December
	2014	2015	2016
	RMB (million)	RMB (million)	RMB (million)

Provision of Deposit Services and Provision of Loan Services	6,000	8,000	8,000
Provision of other financial services	5	5	5

LETTER FROM THE BOARD

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2015 and six months ended 30 June 2016, were as follows:

Deposit interest
			income	Loan interest
	Balance of the	Balance of the	received from	payable to the	Other financial
	deposits placed	outstanding	the Finance	Finance	services fee
	with the	loans provided	Company for	Company for	payable to the
	Finance	by the Finance	the financial	the financial	Finance
	Company as at	Company as at	period ended	period ended	Company
	RMB (million)	RMB (million)	RMB (million)	RMB (million)	RMB (million)

31 December 2014	4,264	0	68	11	0
31 December 2015	2,934	0	70	4	0
30 June 2016	3,244	0	16	2	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2015 and six months ended 30 June 2016, were as follows:

			For the six
	For the financial year ended		months ended
	31 December		30 June
	2014	2015	2016
	RMB (million)	RMB (million)	RMB (million)

Maximum daily amount of deposits placed by the Group	5,988	5,934	5,473
Maximum daily amount of outstanding loans owed by the Group	520	500	500

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because the bank loans of the Group fot the business need (i.e. payment for consideration of aircraft, etc) are mainly denominated in US dollars (instead of in RMB), so as to meet the business operation need and facilitate daily financial operation of the Group.

The loans provided by the Finance Company to the Group in the past were unsecured and the terms of the loans were on normal commercial terms or better, therefore such provision of loan by the Finance Company to the Group is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, the relevant exemptions under Rule 14A.90 may not be applied. Therefore, the Company will comply with the then applicable requirements in relation to (including but not limited to) the disclosures in announcement, circular and annual report, and shareholders’ reporting as set out under Rule 14A.03 and other detailed requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

(b)	Insurance Business Platform Services Provided by the Group to the Finance Company

The aggregate historical services fees charged by the Group for the insurance business platform services arrangements were as follows:

			For the six
	For the financial year ended		months ended
	31 December		30 June
	2014	2015	2016
	RMB (million)	RMB (million)	RMB (million)

Services fees charged by the Group	22	16	15
Original caps for insurance business platform services arrangements	N/A	40	60
			(for the year
			ending 31
			December
			2016)

(2)	INTERNAL CONTROL AND RISK MANAGEMENT MEASURES

The main internal control and risk management measures of the Company as set out as follows:

(i)	Financial Services Provided by the Finance Company to the Group

•	for the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services, the financial department of the Company is responsible for monitoring that the interest rates or fees for the specific transactions under the Financial Services Framework Agreement are determined according to the pricing policies as set out in the Financial Services Framework Agreement;

•	for the Provision of Deposit Services, the finance department of the Company is repsonsible for closely monitoring the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the proposed annual caps and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. The general manager and chief accountant of the Company will review the above procedures on a regular basis;

LETTER FROM THE BOARD

•	the finance department of the Company is responsible for evaluating the specific information reported by the Finance Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company to ensure the specific transactions are conducted in compliance with the pricing policies as set out in the Financial Services Framework Agreement, as well as to ensure the aggregate outstanding deposit balance of the Group with the Finance Company does not exceed the proposed annual caps; and

•	the financial department of the Company is responsible for checking to make sure that the Finance Company will monitor the interest rate rules prescribed by the PBOC and compare the rates and terms offered by several normal commercial banks in the PRC when the need for deposit arises, so that the Company can make sure the interest rates and terms of the Group’s deposits with the Finance Company are on normal commercial terms or better. If the interest rate rules prescribed by the PBOC has made any changes, the finance department of the Company would liaise and negotiate with the Finance Company to make sure any adjustment to the deposit rates made by the Finance Company are in compliance with the relevant new interest rates rules prescribed by the PBOC and the pricing policy under the Finance Services Framework Agreement.

(ii)	Insurance Business Platform Services provided by the Group to the Finance Company

•	for the insurance business platform services provided by the Group to the Finance Company, the responsible person of the relevant insurance business department of the Company will review the services fees to ensure that the services fees charged by the Group is according to the pricing policies as set out in the Finance Services Framework Agreement;

•	as certain insurance products relating to aviation transportation including baggage insurance and aviation passenger accident insurance are offered with different insurance premium, the repsonsible person of the different sales channel of the Group is responsible for monitoring, collecting and evaluating the insurance premium information so as to ensure the services fees charged by the Group is according to the pricing policies as set out in the Finance Services Framework Agreement; and

•	the financial department of the Company is responsible for monitoring, collecting, and evaluating the specific information in relation to the insurance business platform services under the Financial Services Framework Agreement (including but not limited to the pricing terms of each specific transaction in relation to the insurance business platform services provided by the Group, payment arrangement and the actual transaction amount) to ensure the services fees charged by the Group are in compliance with the pricing policies and does not excced the proposed annual caps.

LETTER FROM THE BOARD

(iii)	General Measures

•	the internal audit department of the Company is repsonsible for reviewing and asessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the Financial Services Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submitted to the Board for review and approval;

•	the legal department of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the Financial Services Framework Agreement;

•	the company secretary office of the Company is responsible for regularly check on the implementation of the pricing polices and proposed annual caps as set out in the Financial Services Framework Agreement;

•	the independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the Financial Services Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

•	the auditors of the Company will also conduct an annual review on the pricing and annual caps of the continuing connected transactions under the Financial Services Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the above-mentioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the Financial Services Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the Financial Services Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

(3)	REASONS AND BENEFITS OF THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

(i)	Financial Services Provided by the Finance Company to the Group

The main reasons for the election by the Company to continue to use the Finance Company for the provision of the relevant financial services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC;

•	the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC commercial banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher). This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy normal or better interest rates on depositing its current capital with the Finance Company than the PRC commercial banks can offer to the Group;

•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 21.09% equity interest directly, and 12.89% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

LETTER FROM THE BOARD

•	(i) pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAHC Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. Having said so, due to the facts the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group), the Finance Company also faces a higher customer concentration risk than other commercial banks, whose customers are open to the public. However, as the Finance Company is a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries, the Finance Company is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant the loan to the applicant, which is very unlikely for most of the commercial banks to evaluate their customers. As a result, the high customer concentration risk is mitigated;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAHC Group; and the relevant capital flows are kept within the CSAHC Group;

•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

LETTER FROM THE BOARD

•	as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company;

•	according to the above undertakings made by CSAHC, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions, CSAHC have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAHC considers there would be no risks for the Group on the deposits placed with and loans from the Finance Company, and CSAHC would assume any risks caused by the deposits placed with and loans from the Finance Company. Taking account into the undertakings made by the CSAHC and the other reasons as set out in the circular, including but not limited to (i) the business and operation of the Finance Company is highly regulated and are in compliance with the laws and regulations; (ii) the operating results and financial performance of the Finance Company is a health condition; and (iii) the historical transaction between the Group and the Finance Company are running well, the Board is also of the view that the deposits placed with and loans from the Finance Company are secure; and

•	the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services contemplated under the Financal Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

(ii)	Insurance Business Platform Services provided by the Group to the Finance Company

The Finance Company is a non-bank financial company established under the approval of the People’s Bank of China according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC. The Finance Company holds the comprehensive insurance agent qualification which covers a wide range of various insurance products, thus it is eligible to provide a wider scope of services when involved in the insurance business transactions. The insurance business platform services arrangement under the Financial Services Framework Agreement can make sure the services provided by the Group is conducted in accordance with and in satisfaction of the relevant requirements of the regulatory authorities (including but not limited to the CIRC). The purchase of insurance policies through the various platforms of the Company has been bringing the convenience to the passengers to avoid complicated authorisation and purchase procedures.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) considers that the Financial Services Framework Agreement were entered into after an arm’s length negotiation and the terms therein (including the Provision of Deposite Services and the Caps) are fair and reasonable, the transactions contemplated under the Financial Services Framework Agreement are on normal commercial terms or better and in the ordinary and usual course of business of the Group; and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

(4)	IMPLICATIONS UNDER THE LISTING RULES

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAHC Group. CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interests in the Company as at the Latest Practicable Date, is a connected person of the Company, The Finance Company is a non-wholly owned subsidiary of CSAHC thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

(i)	Financial Services Provided by the Finance Company to the Group

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2019, which fall within the de minimis threshold set out in Rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

LETTER FROM THE BOARD

(ii)	Insurance Business Platform Services provided by the Group to the Finance Company

As one or more of the applicable percentage ratios (other than the profits ratio) for the insurance business platform services provided by the Group under the Financial Services Framework Agreement is on an annual basis exceeding 0.1% and less than 5%, the provision of insurance business platform services constitutes a continuing connected transaction subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

Among the 11 Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Financial Services Framework Agreement. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares (representing approximately 51.99% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services under the Financial Services Framework Agreement in the EGM.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

(5)	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all five independent non-executive Directors has been formed to consider the Provision of Deposit Services and the Cap under the Financial Services Framework Agreement so far as the Company and the Shareholders are concerned as a whole. Challenge Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that the Provision of Deposit Services and the Cap under the Financial Services Framework Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

3.	EGM

A notice convening the EGM to be held at 2:30 p.m., Friday, 16 December 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

4.	RECOMMENDATION

The Directors believe that the resolution regarding the Provision of Deposit Services and the Cap under the Financial Services Framework Agreement proposed for consideration and approval by the Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolutions to be proposed at the EGM.

5.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee as set out on pages 21 to 22 of this circular which contains its recommendation to the Shareholders as to voting at the EGM in relation to the Provision of Deposit Services and the Cap under the Financial Services Framework Agreement; and (ii) the letter from the Independent Financial Adviser as set out on pages 23 to 36 of this circular which contains its advice to the Independent Board Committee and the Shareholders in relation to the Provision of Deposit Services and the Cap under the Financial Services Framework Agreement.

Your attention is drawn to the general information set out in the appendix to this circular.

By Order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Shareholders in respect of the Provision of Deposit Services and the proposed Cap under the Financial Services Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

1 November 2016

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 1 November 2016 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Provision of Deposit Services and the proposed Cap under the Financial Services Framework Agreement are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Challenge Capital has been appointed as the Independent Financial Adviser to advise us and the Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 20 of the Circular and the letter from the Independent Financial Adviser as set out on pages 23 to 36 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Provision of Deposit Services and the proposed Cap under the Financial Services Framework Agreement with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the Provision of Deposit Services and the proposed Cap under the Financial Services Framework Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolution to approve the Financial Services Framework Agreement at the EGM.

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Ning Xiang Dong    Liu Chang Le    Tan Jin Song    Guo Wei    Jiao Shu Ge

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter from Challenge Capital Management Limited in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

3/F, Kailey Tower,

16 Stanley Street,

Central, Hong Kong

1 November 2016

To:	The Independent Board Committee and the Independent Shareholders of China Southern Airlines Company Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTION

PROVISION OF DEPOSIT SERVICES

UNDER THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the independent shareholders (that is, the Shareholders other than CSAHC and its associates, the “Independent Shareholders”) in relation to the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 1 November 2016 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

Since the provision of the financial services (including the provision of deposit services) contemplated under the Previous Financial Services Framework Agreement will expire on 31 December 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement on 29 August 2016 to, among other things, renew and extend the term of the provision of the financial services (including the Provision of Deposit Services) by the Finance Company for a fixed term of three years commencing from 1 January 2017 to 31 December 2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CSAHC is the controlling Shareholder directly and indirectly holding an aggregate of approximately 51.99% equity interests in the Company and is therefore, a connected person of the Company under the Listing Rules. The Finance Company is a non-wholly-owned subsidiary of CSAHC and is thus, also a connected person of the Company under the Listing Rules. Therefore, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and is thus, a discloseable transaction under Chapter 14 of the Listing Rules.

The Independent Board Committee comprising all of the independent non-executive Directors has been formed to advise the Independent Shareholders whether the terms of the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement are on normal commercial terms or better, in the ordinary and usual course of business of the Company, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

Save for our previous engagement as the independent financial adviser to the then independent board committee and independent shareholders of the Company in relation to the provision of deposit services and the revised caps pursuant to the agreement dated 4 May 2015 supplemental to the Previous Financial Services Framework Agreement (the “ Supplemental Agreement as detailed in the circular of the Company dated 10 June 2015, we have not acted, within the last two years, as an independent financial adviser or financial adviser to the Company, the Finance Company, CSAHC or any of their respective associates. We are independent from and not connected with the Company, the Finance Company, CSAHC or any of their respective associates. Accordingly, we are considered eligible to give independent advice on the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement. Apart from normal advisory fees payable to us for our services to the Company in connection with this appointment, no arrangement exists whereby we shall receive any other fees or benefits from the Company, the Finance Company, CSAHC or any of their respective associates.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, facts and representations provided to us by the Company, and the opinions expressed by its management. We have assumed that all information, facts and representations contained or referred to in the Circular, and the information, facts and representations provided by the Company, and the opinions expressed by its management, are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also assumed that all views, opinions and statements of intention provided by the Directors, advisors and representatives of the Company have been arrived at after due and careful enquiries. The Directors have confirmed to us that no material facts have been withheld or omitted from the information supplied and opinions expressed. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Company and its management, nor have we conducted independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement, we have considered the following principal factors and reasons:

1.	Principal terms of the Provision of Deposit Services

The Finance Company has been providing financial services to the Group for over 20 years since the establishment of the Finance Company. On 29 August 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement to, among other things, renew and extend the term of the provision of financial services (including the Provision of Deposit Services) by the Finance Company for a fixed term of three years commencing from 1 January 2017 to 31 December 2019.

Pursuant to the terms of the Provision of Deposit Services contemplated under the Financial Services Framework Agreement, the Group can deposit its money to and withdraw its money from the Finance Company on a voluntary basis, and the Finance Company shall accept deposit of money from the Group at interest rates (i) not lower than the interest rate rules prescribed by the PBOC from time to time for the same term of deposit; and (ii) subject to the above, not lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher). The maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company at any time during the term of the Financial Services Framework Agreement shall not exceed the proposed Caps which are set at RMB8 billion on any given day.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have obtained, reviewed and compared the terms of the provision of deposit services under the Previous Financial Services Framework Agreement (together with the Supplemental Agreement thereto) and the Financial Services Framework Agreement, and noted that the Provision of Deposit Services contemplated under the Financial Services Framework Agreement will be subject to substantially the same terms as those under the Previous Financial Services Framework Agreement (together with the Supplemental Agreement thereto) save for the term of the respective agreements and the proposed Caps.

Please refer to the section headed “2. Financial Services Framework Agreement – (1) Financial Services Framework Agreement” in the Letter from the Board for the details of the terms of the Financial Services Framework Agreement.

2.	Information of the Group, CSAHC and the Finance Company

(i)	Background of the Group

The Group is principally engaged in civil aviation including the provision of passenger, cargo, mail delivery and other extended transportation services and is one of the largest airline companies in the PRC. According to the annual report of the Company for the year ended 31 December 2015 (the “ Annual 2015 Report as of 31 December 2015, the Group owned a total of 667 aircrafts”), and operated more than 2,500 flights daily flying to 261 destinations in 38 countries and regions across the world, and ranked first in Asia and fifth in the world in terms of fleet size. In 2015, the Group’s volume of passenger traffic amounted to approximately 110 million.

(ii)	Background of CSAHC

CSAHC is a state-owned enterprise established under the laws of the PRC and the controlling Shareholder. The principal activity of CSAHC is to operate the state-owned assets and state-owned equities being invested into CSAHC and its joint stock companies. The CSAHC Group is one of the three major air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission of the State Council. Since its establishment in 2002, the CSAHC Group has become a well-established flight services group with diversified businesses including air transportation and cargo logistics, aircraft engine maintenance, import and export trading, financing, construction and development, and media and advertising. It is also one of the top 500 PRC enterprises in 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Background of the Finance Company

The Finance Company is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, and approximately 33.98% by the Company together with its four subsidiaries. The Finance Company is a non-bank finance company established in 1995 under the laws of the PRC with registered capital of approximately RMB724 million and under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, approved insurance agency business, remittance of money and credit references, principally to entities within the CSAHC Group under the applicable rules and regulations of the PRC. In this respect, we have obtained and reviewed copies of the approvals granted by the PBOC and the CSBC permitting the Finance Company to engage in the provision of deposit services.

The following chart shows the shareholding structure among the Company, CSAHC and the Finance Company as at the Latest Practicable Date:

Regulatory environment of the Finance Company

As a licensed non-bank financial institution in the PRC, the Finance Company is regulated and supervised by the PBOC and the CBRC under the Administrative Measures for Enterprise Group Finance Companies (企業集團財務公司管理辦法) (the “Administrative Measures”), pursuant to which, the Finance Company is required to submit audited financial statements and report its operation status to the CBRC annually. In addition, the Finance Company must comply with certain financial ratio requirements set by the CBRC from time to time.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The below table set out the financial ratio requirements of the CBRC with reference to the Administrative Measures and the respective financial ratios of the Finance Company as at 31 December 2014, 31 December 2015 and 30 June 2016:

		Financial ratios of the
		Finance Company as at
	Requirements of	31 December	31 December	30 June
Financial ratios	the CBRC	2014	2015	2016

Capital adequacy ratio	Not less than 10%	26.66%	28.99%	26.03%
Inter-bank borrowing balances to total capital ratio	Not more than 100%	30.84%	75.44%	46.82%
Total amount of outstanding guarantees to total capital ratio	Not more than 100%	0.00%	0.00%	0.00%
Total amount of investment to total capital ratio	Not more than 70%	58.11%	55.68%	64.11%
Self-owned fixed assets to total equity ratio	Not more than 20%	0.12%	0.11%	0.09%

The Finance Company reports to the CBRC regarding its financial information on a monthly basis and its compliance with the relevant regulatory requirements on a quarterly basis. The financial ratios stated above were computed based on the Finance Company’s management accounts and were submitted to CBRC for such purpose. As advised by the Company, the Finance Company would subsequently review and compare the financial information submitted to the CBRC with its annual audited financial statements, and no material discrepancies which would have resulted in the non-compliance by the Finance Company with the above regulatory requirements have been noted in the past. As shown in the table above, the Finance Company complied with all the financial ratio requirements of the CBRC as at 31 December 2014, 31 December 2015 and 30 June 2016, respectively. We have been advised by the Directors that to the best of their knowledge, up to the Latest Practicable Date, there is no record of non-compliance with the relevant laws, rules and regulations of the PRC applicable to the Finance Company.

Organisational structure of the Finance Company

The Finance Company has a well-developed and comprehensive organisational structure to administer and monitor the Provision of Deposit Services to the Group. According to the information provided by the Company, the Finance Company has established a board of directors under which a strategy management committee, a risk management committee, a credit review committee and an investment committee have been formed. Under the board of directors and/or the said committees of the Finance Company, there are ten functional departments designated with different responsibilities including sales, financial services, investment business (research and development), investment banking (innovative business), fund planning, risk management (compliance management), finance, information and technology, administration and human resources, and internal audit (discipline inspection and supervision).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial performance of the Finance Company

The table below sets out the financial performance of the Finance Company extracted from its audited financial statements for the years ended 31 December 2014 and 2015 and its unaudited management accounts for the six months ended 30 June 2016.

			For the six
	For the year ended		months ended
	31 December		30 June
	2014	2015	2016
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)

Operating revenue	215	229	72
Profit before tax	153	183	77
Profit after tax	110	137	63

Based on the unaudited management accounts of the Finance Company, the net assets value of the Finance Company as at 30 June 2016 was approximately RMB1,031 million.

According to the Administrative Measures, the Finance Company has to suspend part of its operation in the event that it incurs a loss of more than 30% of its registered capital in a given year or that it incurs a loss of more than 10% of its registered capital for three consecutive years. Since the Finance Company achieved a profit after tax of approximately RMB103 million, RMB110 million, RMB137 million, and RMB63 million for the years ended 31 December 2013, 2014 and 2015, and for the six months ended 30 June 2016, respectively, there is no indication that the operation of the Finance Company will be suspended.

Having reviewed and considered the background, regulatory environment, organisational structure and financial performance of the Finance Company, we have no reason to doubt the eligibility of the Finance Company in providing the deposit services to the Group.

3.	Reasons for and benefits of the Provision of Deposit Services under the Financial Services Framework Agreement

In formulating our opinion in respect of the Provision of Deposit Services under the Financial Services Framework Agreement, we have also taken into account the following reasons for and benefits of the Provision of Deposit Services:

(i)	Pricing policy

The pricing policy of the Finance Company and commercial banks in the PRC are subject to the guidelines set by the PBOC. According to the Financial Services Framework Agreement, the interest rates for the Group’s deposits with the Finance Company shall not be lower than (i) the interest rate rules prescribed by the PBOC from time to time for the same term of deposit; and (ii) subject to the above, the rate offered by normal commercial banks in the PRC for comparable deposits (whichever is higher).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have reviewed the announcements published by the PBOC (the “PBOC Announcement(s)”) on 22 November 2014, 1 March 2015, 11 May 2015, 28 June 2015 and 25 August 2015, respectively, in respect of the adjustments of the benchmark deposit rates allowed by the PBOC (the “Benchmark Deposit Rates”) and/or the upper floating-range limit on the Benchmark Deposit Rates (as the case may be).

We have also obtained and reviewed samples of notices on interests received on the Group’s deposits placed with the Finance Company since 2014, and noted that (i) the Finance Company had promptly adjusted the interest rates on the deposits placed by the Group following the release of the relevant PBOC Announcements; and (ii) the interest rates offered by the Finance Company on the Group’s deposits were not lower than the then Benchmark Deposit Rates according to the relevant PBOC Announcements. Furthermore, we have obtained and compared the interest rates on comparable deposits offered by other normal commercial banks in the PRC, and noted that the interest rates offered by the Finance Company on the Group’s deposits were not lower than that offered by the said commercial banks for comparable deposits.

Furthermore, we have reviewed the latest PBOC Announcement published on 23 October 2015 and noted that, with effect from 24 October 2015, the upper floating-range limit on the Benchmark Deposit Rates has been removed. Also, since 24 October 2015, commercial banks in the PRC may set interest rates on RMB-denominated deposits at their own discretions based on commercial considerations. Based on the samples of notices on interests received on the Group’s deposits placed with the Finance Company since 24 October 2015, and the interest rates on comparable deposits offered by other normal commercial banks in the PRC for the corresponding period, it is noted that the interest rates offered by the Finance Company on the Group’s deposits were not lower than that offered by the said commercial banks for comparable deposits.

Based on the above, we noted that the Finance Company and the Group have followed the aforesaid pricing policy in relation to placing of deposits with the Finance Company. We agree with the management of the Company that the arrangement to place deposits with the Finance Company would allow the Group to receive interests on its deposits with the Finance Company at interest rates no less favourable than that normal commercial banks in the PRC would offer to the Group. Furthermore, the Group will not be subject to any extra charges for depositing its money with the Finance Company as provided under the Financial Services Framework Agreement. We concur with the view of the Board that the pricing policy in respect of the Provision of Deposit Services, as part of the terms contemplated under the Financial Services Framework Agreement, are on normal commercial terms, in the ordinary and usual course of business of the Group, fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Long and stable relationship

The Finance Company has a long-standing and well-established relationship with the Group. We understand from the Company that the Finance Company has been providing financial services to the Group for over 20 years since the establishment of the Finance Company. Considering the relationship established between the Finance Company and the Group, and the understanding of the Group’s operational needs developed therefrom, it is expected that the Provision of Deposit Services under the Financial Services Framework Agreement would allow the Group to continue to enjoy efficient and high quality deposit services from the Finance Company.

(iii)	Sharing of profits

As set out in the Letter from the Board, the Finance Company, being a regulated non-bank financial institution, is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing the deposits with normal commercial banks in the PRC. Thus, when the Group places deposits with the Finance Company, the Finance Company can in turn re-deposit such amount received with other normal commercial banks in the PRC at the interbank interest rates, or lend the new capital to the companies within the CSAHC Group (the “ CSAHC Group Companies to generate additional interest income. Given the Company directly holds 21.09% equity interests and indirectly holds 12.89% equity interests in the Finance Company, the Company will benefit from the share of profits from the additional interest income of the Finance Company.

(iv)	Internal control measures

According to the Letter from the Board, the Finance Company is established under the direction of the PBOC and is supervised by both the PBOC and the CBRC. With reference to the Administrative Measures, the customers of the Finance Company are limited to the CSAHC Group Companies only (including the Group). This guideline reduces the business risk that the Finance Company may otherwise be exposed to if its customers include entities other than the CSAHC Group Companies. As mentioned earlier, the CSAHC Group is one of the three major air transportation groups in the PRC and also one of the top 500 PRC enterprises in 2016. Further, we have obtained and reviewed the credit rating reports on the CSAHC Group issued by an independent state-owned professional credit rating company, and noted that the CSAHC Group has been rated AAA grade from 2014 to 2016 consecutively, which represents the highest grade and indicates an extremely strong capability in debt repayment, free from influence of unfavourable environment, and extremely low default risk of the subject company. Considering the above and the fact that the provision of financial services by the Finance Company is limited to the CSAHC Group Companies only, we agree with the management of the Company that the risk associated with the provision of financial services by the Finance Company to the CSAHC Group is relatively low. We have also been advised by the Directors that to the best of their knowledge, up to the Latest Practicable Date, there is no record of non-compliance with the Administrative Measures set out by the CBRC, as well as any relevant laws, rules and regulations of the PRC applicable to the Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the Financial Services Framework Agreement, the Finance Company undertakes that it will deposit its idle cash only with state-owned or listed commercial banks and that the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group). As advised by the management of the Company, the Finance Company reports to the Company on a monthly basis regarding the status of the Company’s deposit and the re-deposit of the Finance Company with other state-owned or listed commercial banks. These measures allow the Company to closely monitor the status of its deposits placed with the Finance Company.

As stated in the Letter from the Board, the Company has appointed representatives to the board of the Finance Company to supervise the operation and management and the internal control of the Finance Company. According to the information provided by the Company, two of the five existing directors of the Finance Company were appointed by the Group to monitor the business and the operation of the Finance Company.

In 2013, the CBRC performed on-site reviews on the Finance Company mainly in respect of its corporate governance and internal control. As confirmed with the management of the Company, the CBRC recognised that the Finance Company had complied with the relevant laws, rules and regulatory requirements of the PRC, and its corporate governance and internal control were effective. As confirmed with the Company, no such on-site review was performed by the CBRC in 2014 and 2015.

We have discussed with the Company and understand that the Finance Company together with the Company would carry out the following internal control procedures to ensure that the deposit interest rates provided by the Finance Company are adjusted on a timely basis:

(a)	The designated department of the Finance Company would closely monitor the interest rate rules prescribed by the PBOC for any updates announced, as well as the deposit rates offered by normal commercial banks in the PRC for any changes made subsequently.

(b)	In the event any adjustments to the interest rate rules are made by the PBOC, the designated departments of the Finance Company would discuss internally to determine the adjustment to the deposit rates in accordance with the pricing policy pursuant to the Financial Services Framework Agreement and obtain management approval in a timely manner. The finance department of the Company would also liaise and negotiate with the Finance Company on the deposit rate adjustment, taking into account the deposit rates offered by normal commercial banks.

(c)	After adopting the adjusted deposit rates, such rates would be applied to subsequent deposits placed by the Company, and the Finance Company would continue to monitor the interest rate rules prescribed by the PBOC from time to time as well as the rates offered by normal commercial banks to ensure its deposit rates are adjusted on a timely basis and are not lower than the interest rate rules prescribed by the PBOC and normal commercial rates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(d)	The finance department of the Company would monitor its outstanding deposit balances with the Finance Company on a daily basis and would check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in accordance with the pricing policy. Such procedures would be reviewed by the general manager and the chief accountant of the Company on a regular basis.

(e)	The Company’s internal audit department would review and assess the internal control procedures of the Group, including, among other things, its deposits with and interest income from financial institutions as well as with the Finance Company, on an annual basis.

(f)	An internal control assessment report will be prepared and presented by the internal audit department to the Board for review and approval. Upon approval, the internal control assessment report will be announced and published on the Shanghai Stock Exchange.

We have confirmed with the Company that the above measures are in place and no irregularities have been identified in implementing such measures. We have also reviewed the internal control assessment report for the year 2015 published by the Company which concluded that no material weaknesses had been identified during the relevant period under review.

In addition, the Company has engaged an external internal control consultant to review its internal control system on various aspects including the controls on asset management, financial, cash flow, operational, legal, human resources, research and development, and information technology for the year ended 31 December 2015. The Company advised us that the internal control review report issued by the external internal control consultant concluded that the Company had maintained effective internal control in all material aspects.

Furthermore, we have reviewed the 2015 Annual Report and noted that the independent non-executive directors have reviewed and confirmed that the non-exempt continuing connected transactions, which includes the Provision of Deposit Services under the Financial Services Framework Agreement, have been (a) conducted in the ordinary and usual course of business of the Group; (b) entered into on normal commercial terms or better; and (c) conducted according to the relevant agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The auditors of the Company have confirmed that the non-exempt continuing connected transactions (a) have been approved by the Board; (b) are in accordance with the pricing policies of the Company, for those transactions involving the provision of goods or services by the Group; (c) have been entered into, in all material respects, in accordance with the relevant agreements; and (d) have not exceeded the respective annual caps. As advised by the Company, the Company will continue to comply with the relevant Listing Rules requirements on an ongoing basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the Letter from the Board, on 31 March 2009, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following: (1) the Finance Company is a duly incorporated enterprise group finance company under the Administrative Measures and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAHC Group; and the relevant capital flows are kept within the CSAHC Group; (2) the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organisational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. According to the 2015 Annual Report, it’s a long-term undertaking, and it has been strictly performed.

Given the above, we agree with the Directors that the Finance Company and the Group have implemented effective internal control measures to secure the deposits and mitigate the potential risks of depositing money with the Finance Company.

Based on the above, we concur with the Directors’ view that the Provision of Deposit Services pursuant to the Financial Services Framework Agreement is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

4.	Historical figures and the proposed Caps

Pursuant to the Financial Services Framework Agreement, the proposed Caps, which refer to the maximum daily balance of deposits (including the corresponding interests accrued thereon) that can be placed by the Group with the Finance Company in any given day during the term of the Financial Services Framework Agreement, is set at RMB8 billion. As stated in the Letter from the Board contained in the Circular, the proposed Caps were determined by the management of the Company with reference to (i) the historical cash positions of the Group; (ii) the revised caps of RMB8 billion pursuant to the Supplemental Agreement; (iii) the historical maximum daily balance of deposits of the Group placed with the Finance Company; and (iv) the expectation that the bank and cash balance of the Group shall not have any substantial changes under a stable operating environment of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table summarised the relevant financial information extracted from the audited financial statements of the Group for the years ended 31 December 2014 and 2015 and the unaudited financial information of the Group for the six months ended 30 June 2016, as well as the historical caps for the provision of deposit services under the Previous Financial Services Framework Agreement and the Supplemental Agreement for the respective years/period:

	As at 31 December		As at 30 June
	2014	2015	2016
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)

Cash and cash equivalents	15,414	4,560	6,151
Deposits placed with the Finance Company	4,264	2,934	3,244
Historical caps	6,000	8,000	8,000

Based on the information provided by the Company, the table below summarised (i) the historical maximum amount of deposits placed by the Group with the Finance Company; and (ii) the historical maximum daily utilisation of the historical caps, during the years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, respectively:

			For the six
			months ended
	For the year ended 31 December		30 June
	2014	2015	2016
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)

Maximum balance of deposits placed with the Finance Company by the Group (including accrued interest)	5,988	5,934	5,473
Maximum daily utilisation of historical caps (Note)	99.8%	74.2%	68.4%

Note:	The maximum daily utilisation of historical cap is calculated by dividing the maximum balance of deposits placed with the Finance Company by the Group during the respective year or period by the relevant historical cap.

As illustrated in the tables above, the cash and cash equivalents of the Group increased by approximately 34.9% from approximately RMB4,560 million as at 31 December 2015 to approximately RMB6,151 million as at 30 June 2016, whereas the Group’s maximum daily balance of deposits placed with the Finance Company during the year ended 31 December 2015 and the six months ended 30 June 2016 were at similar level and amounted to approximately RMB5,934 million and RMB5,473 million, respectively, and represented an utilisation of approximately 99.8%, 74.2% and 68.4%, respectively, of the historical caps for the provision of deposit services under the Previous Financial Services Framework Agreement and the Supplemental Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As discussed in the Letter from the Board, the Company expects that the bank and cash balance of the Group shall not have any substantial changes under a stable operating environment of the Group. Furthermore, as advised by the management of the Company, the demand for the Group’s civil aviation services is expected to exhibit stable to moderate growth for the next few years amidst the fierce competition in the civil aviation industry in the PRC. In this respect, we have obtained and reviewed the business plan of the Group, and noted that the Group projects its fleet size as well as passenger and cargo volumes to grow at a moderate rate for the next few years.

In view of the above, in particular, the utilisation rate of the historical caps and the projection on the future operating environment of the Group, we consider that the proposed Caps of RMB8 billion to be sufficient but not excessive to meet its current needs, as well as to provide a buffer for the Group to cater for any one-off or occasional volatility in the bank and cash balance of the Group that may arise from its day-to-day operations.

Having considered the above, we are of the view that the proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interest of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we concur with the Director’s view that the terms of the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement are on normal commercial terms or better, and the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement is in the ordinary and usual course of business of the Company, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the proposed resolution to approve the Provision of Deposit Services (including the proposed Caps) under the Financial Services Framework Agreement at the EGM.

Yours faithfully,

For and on behalf of

Challenge Capital Management Limited

Wilson Fok	Esther Yuen
Managing Director	Director

Mr. Wilson Fok is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and has over 10 years of experience in corporate finance.

Ms. Esther Yuen is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and has over 10 years of experience in corporate finance.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX	GENERAL INFORMATION

						% of the
						total issued
				% of the	% of the	share capital
		Type of	Number of	total issued	total issued	of the
Name of shareholder	Capacity	Share	Shares held	A Shares	H Shares	Company

CSAHC (Note)	Beneficial owner	A Share	4,039,228,665(L)	57.52%	–	41.14%
	Interest in controlled corporation	H Share	1,064,770,000(L)	–	38.10%	10.85%

		Total	5,103,998,665(L)	–	–	51.99%

Nan Lung Holding Limited (“Nan Lung”) (Note)	Beneficial Owner Interest in controlled corporation	H Share	1,064,770,000(L)	–	38.10%	10.85%

Note:	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

APPENDIX	GENERAL INFORMATION

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2015, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2015, the date to which the latest published audited consolidated accounts of the Group were made up.

8.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 42, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Luogang District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

APPENDIX	GENERAL INFORMATION

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

9.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification

Challenge Capital Management Limited	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Challenge Capital had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Challenge Capital was not interested, directly or indirectly, in any assets which had since 31 December 2015 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Challenge Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter on the same date and references to its name in the form and context in which it appears.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Financial Services Framework Agreement, the letter from Challenge Capital and its consent letter are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 15 November 2016.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EGM

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2016 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 16 December 2016 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 1 November 2016 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolution as ordinary resolutions:

1.	to consider and approve the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

2.	to consider and approve the acquisition of 12 B787-9 aircraft from The Boeing Company by the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

1 November 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

NOTICE OF EGM

Notes:

1.	Persons who are entitled to attend the EGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Wednesday, 16 November 2016 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 25 November 2016, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Tuesday, 15 November 2016.

d.	16 November 2016 to 16 December 2016 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

NOTICE OF EGM

4.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8612 4462

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mao Lixing

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

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